Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, Baker Hughes Incorporated (“Baker Hughes”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also will constitute a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free (when available) from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free (when available) from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Executing the Strategy Martin Craighead Senior Vice President & Chief Operating Officer September 17, 2009

3 Transforming Baker Hughes (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 3 Technology Infrastructure People

5 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 5 How We Will Achieve Differential Growth

Organizational Structure


Chad Deaton
CEO
Russ Cancilla
VP, HSE & Security
Alan Crain
SVP & GC
Martin Craighead
SVP & COO
Peter Ragauss
SVP & CFO
Didier Charreton
VP, HR
Andy O'Donnell
President Western Hemisphere
Belgacem Chariag
President Eastern Hemisphere
Nathan Meehan
Reservoir Technology
Derek Mathieson
President Products & Technology
Clif Triplett
Information Technology
Region Presidents
Region Presidents
Product Line Presidents
Art Soucy
Supply Chain
Global Functions

Single Face to the Customer

Maintain control over execution

P&L ownership

Technology and Capability Leadership

Efficiently develop new products and services

R&D ownership

Operational Excellence

4 © 2009 Baker Hughes Incorporated. All Rights Reserved.

Organizational Structure


Chad Deaton
CEO
Russ Cancilla
VP, HSE & Security
Alan Crain
SVP & GC
Martin Craighead
SVP & COO
Peter Ragauss
SVP & CFO
Didier Charreton
VP, HR
Andy O'Donnell
President Western Hemisphere
Belgacem Chariag
President Eastern Hemisphere
Nathan Meehan
Reservoir Technology
Derek Mathieson
President Products & Technology
Clif Triplett
Information Technology
Art Soucy
Supply Chain

Single Face to the Customer

Maintain control over execution

P&L ownership

Technology and Capability Leadership

Efficiently develop new products and services

R&D ownership

Operational Excellence

5
© 2009 Baker Hughes Incorporated. All Rights Reserved.

11 Improving Customer Intimacy (c) 2009 Baker Hughes Incorporated. All Rights Reserved.

13 Improving Customer Intimacy Baker Hughes Growth Infrastructure (c) 2009 Baker Hughes Incorporated. All Rights Reserved. Percent Nationals in Workforce 30% 40% 50% 60% 70% 80% 90% 100% Angola Saudi Arabia China Russia 2005 2009

15 Achieving Operational Effectiveness (c) 2009 Baker Hughes Incorporated. All Rights Reserved.

17 No Stone Unturned Supply Chain IT Finance HR Manufacturing Technology HSE Legal (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 17

19 Optimizing the Product Portfolio (c) 2009 Baker Hughes Incorporated. All Rights Reserved.

21 Enhanced Focus With Reservoir Acquisitions Develop competencies Acquire consultancies Match competencies and consultancies with business model Move from consultancy to business partnerships (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 21

23 Gap Closure - BJ Services (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 23

25 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 25 Tracking Our Progress

Tracking Our Progress

Eastern Hemisphere Update Belgacem Chariag President, Eastern Hemisphere September 17, 2009 BAKER HUGHES

Eastern Hemisphere 2 © 2009 Baker Hughes Incorporated. All Rights Reserved. BAKER HUGHES

Activity in the Market Eastern Hemisphere Rig Count 800 700 600 500 Africa 400 Europe Asia Pacific 300 Middle East 200 100 0 1/07 3/07 5/07 7/07 9/07 11/07 1/08 3/08 5/08 7/08 9/08 11/08 1/09 3/09 5/09 7/09 Rig count down 15% from July 2008 peak of 713, driven by Middle East (-16%) Africa rig count down 8% as deepwater and offshore activity held 3 © 2009 Baker Hughes BAKER HUGHES Incorporated. All Rights Reserved.

The Eastern Hemisphere Challenges Footprint Challenges Infrastructure Complexity Local Workforce Diversity 4 © 2009 Baker Hughes Incorporated. All BAKER HUGHES Rights Reserved.

Market Segment Diversity and Challenges Deepwater Unconsolidated reservoirs in West Africa AFRICA Tight gas and HPHT in North Africa Africa Rig Count: 2007 — 2009 Low-volume remote 80 activity in Sub-Sahara 7/09 70 5/09 Offshore 60 3/09 1/09 50 11/08 40 9/08 Land 7/08 30 5/08 20 3/08 1/08 10 11/07 0 9/07 1/07 3/07 5/07 7/07 Source: BHI International Rig Count 5 © 2009 Baker Hughes BAKER HUGHES Incorporated. All Rights Reserved.

Market Segment Diversity and Challenges Deepwater in Australia and Brunei Unconventional gas ASIA-PACIFIC in Australia and India Unconsolidated clastic reservoirs in Indonesia and China Asia Pacific Rig Count: 2007 — 2009 7/09 300 5/09 3/09 250 1/09 Offshore 11/08 200 9/08 7/08 150 5/08 3/08 100 Land 1/08 50 11/07 9/07 0 7/07 1/07 3/07 5/07 Excludes China Land Source: BHI International Rig Count 6 © 2009 Baker Hughes Incorporated. All Rights BAKER HUGHES Reserved.

Market Segment Diversity and Challenges Deep gas and highly corrosive environment in Saudi Arabia Deepwater Mediterranean in Egypt Tight gas in Oman MIDDLE EAST Heavy oil in Kuwait Depleting reservoir Middle East Rig Count: 2007 — 2009 in Egypt 7/09 350 5/09 300 3/09 Offshore 1/09 250 11/08 200 9/08 7/08 Land 150 5/08 100 3/08 1/08 50 11/07 0 9/07 1/07 3/07 5/07 7/07 Source: BHI International Rig Count 7 © 2009 Baker Hughes Incorporated. All BAKER HUGHES Rights Reserved.

Market Segment Diversity and Challenges Highly fractured carbonates Unconventional gas RUSSIA-CASPIAN (coalbed methane) Thin-layered tight sands Russia Caspian Rig Count: 2007 — 2009 7/09 350 5/09 3/09 300 Offshore 1/09 250 11/08 9/08 200 7/08 5/08 Land 150 3/08 100 1/08 50 11/07 9/07 0 7/07 1/07 3/07 5/07 Source: MI-SWACO 8 © 2009 Baker Hughes Incorporated. All BAKER HUGHES Rights Reserved.

Market Segment Diversity and Challenges Declining oil production in the UK Increasing need for gas storage EUROPE Growing North Sea deepwater (HPHT) Europe Rig Count: 2007 — 2009 Complex Arctic 7/09 120 5/09 development 3/09 100 1/09 11/08 80 9/08 Offshore 7/08 60 5/08 3/08 40 1/08 Land 20 11/07 9/07 0 7/07 1/07 3/07 5/07 Source: BHI International Rig Count 9 © 2009 Baker BAKER HUGHES Hughes Incorporated. All Rights Reserved.

We Have the Required Technology Deepwater Unconsolidated formations Thin-layered tight sand Unconventional shales Coalbed methane Highly fractured carbonates Highly corrosive / abrasive reservoirs Heavy oil High pressure High temperature BAKER HUGHES

Hemisphere Capability Challenges Countries 79 Locations 195 Headcount 12,000 Nationalities 130 Languages 12 11 © BAKER HUGHES 2009 Baker Hughes Incorporated. All Rights Reserved.

The Geomarket Model Focus on customers Market breadth of our technologies Make decisions locally at customer speed 12 © 2 BAKER HUGHES 009 Baker Hughes Incorporated. All Rights Reserved.

Our Eastern Hemisphere Customer Base 13 © 20 BAKER HUGHES 09 Baker Hughes Incorporated. All Rights Reserved.

Investing in Infrastructure Eastern Hemisphere Education Center Opened in 2008 in Dubai 430+ classes 6,000+ people trained Saudi Arabia Operations Center Plan to open in 2009 275 office spaces or 18,400 sq/m built Equalizer screen manufacturing Dhahran Technology Center (KFUPM Techno-Valley) Reservoir optimization Drilling efficiency technologies Optimizing production and recovery Saudi “tight gas” 14 © 2009 Ba BAKER HUGHES ker Hughes Incorporated. All Rights Reserved.

Investing in Technology Collaborating with customers 9 underbalanced coiled tubing re-entry wells were drilled with CoilTrak to date delivering increased gas production from mature fields Implementation of new technologies High Frequency Dt Measurement f ~ 10 — 18 kHz for improved drilling performance is DOI ~ 0.X m ongoing Currently testing rib steering motor technology for better steering and extending lateral section Further coiled tubing rig and downhole technology integration and process optimization will accelerate wellbore construction and lower total cost per well 15 BAKER HUGHES © 2009 Baker Hughes Incorporated. All Rights Reserved.

Investing in People Baker Hughes Angolan Scholars Program $ 1.5 million to support 86 Angolans pursuing undergraduate degrees in engineering, science, and business fields ¯One of the most exciting days of my Hughes Scholarship. From that moment, I knew I would have a better future and support my siblings, since we are Domingos Adelino José (2009 Grantee) ¯Thank you Baker Hughes so much for Universidade Agostinho Neto Angolan youth. This scholarship is the best incentive my colleagues and I could have to pursue our studies with brilliance. Domingos Vidal Quingles (2009 Grantee) Universidade Metodista ¯First of all, I would like to thank this scholarship and for recognizing our potential. I feel very so happy and grateful! Actually, I am surprised with the affection and attention we have been treated. It reflects the wonderful people you are. 2009 Scholarship Recipients Manuel Mungila Quissonde (2008 Grantee) Universidade Agostinho Neto 16 © 2009 Baker Hughes Incorporated. All Rights BAKER HUGHES Reserved.

Key Growth Potential: Iraq 17 © 2009 Baker Hughes Incorporated. All Rights BAKER HUGHES Reserved.

Current Development Status of Iraq Fields Largest opportunity in the world Oil industry has been essentially shut down since pre-war early 1980s Current rate at < 2.4 MBOPD Goal rate is > 4.0 MBOPD by 2013 Now open to all IOC, NOC, others Baker Hughes’ readiness Strong collaboration with SOC,MOC, IDC on technical training MOC Kurdistan Infrastructure preparation in progress SOC 5% 3% Nasiriyah 10% Staffing with Iraqi talent 20% Will be participating in some market segments soon Amara 7% Preparing for the longer term activity rush as the security situation is 2nd Round Bid 1st Round Bid 30% 25% judged adequate 18 © 2009 Ba BAKER HUGHES ker Hughes Incorporated. All Rights Reserved.

Tracking Our Progress Product Portfolio Dashboard Product Lines Objective D&E Operational Effectiveness DashboardHCC BPC CTL BHDF NPR-% Rev NPR — % RD ROC NPR-% Rev NPR — % RD ROC NPR-% Rev NPR — % RD ROC NPR-% Rev NPR — % RD ROC NPR-% Rev NPR — % RD ROC January PEOPLE DIVERSITY QUALITY DELIVERY INVENTORY COST February Certified Support March Black Sucsn. Team II Financial Dashboard Cust. % ON- DAYS Landed Cost % April Belts Planning Ready Female A/A COPQ Cmplnt TIME LATE TURNS $$ Freight Cost Revenue May GOLD Revenue Profit Margin Market Share RONCE/BVA EPS June STANDARD July Hemisphere Hemisphere Hemisphere Hemisphere BHI August January Customer Intimacy Dashboard September February East East East East East East East East East October March Objective Share Gain November April Geomarket December January May Eastern Hemisphere Western Hemisphere February Status June Objective Europe Russia/Casp Africa Mid East Asia-Pac Canada US Land GOM LA March July January August April February September May March October June April November July May December August June September July Status August October November September December October November December Status Status BAKER HUGHES

Saudi Arabia: A Growing Success BAKER HUGHES

Saudi Arabia: A Growing Success Khaled Nouh President, Middle East September 17, 2009 BAKER HUGHES

Saudi Arabia: A Market Overview Area 1.5 million square kilometers Fields 85 Reserves 320 billion barrels Global oil reserves 23% Current maximum sustained capacity 12 mmbd 9.6 bcfd Rigs <100 2 © 2009 Baker Hughes Incorporated. All Rights Reserved. BAKER HUGHES

Market Segments Low API oil (close to heavy >12 API) with high H2S in thin sand streaks Conventional oil and associated gas production (high water cuts) Deep HPHT abrasive fields and tight gas reserves 3 © 2009 Baker Hughes Incorporated. All Rights Reserved. BAKER HUGHES

Baker Hughes Differentiators Safaniya thin streaks 3D VSP (vertical seismic tool) AutoTrak RSS drilling technology AziTrak (advanced resistivity imaging geosteering) Equalizer completion technology Microwash reservoir remediation fluid 4 © 2009 Baker Hughes Incorporated. All BAKER HUGHES Rights Reserved.

Baker Hughes Differentiators Ghawar equalizers 5 © 2009 Baker Hughes Incorporated. All Rights BAKER HUGHES Reserved.

Baker Hughes Differentiators HWYH performance drilling X-treme motors Quantec bit ROP Comparison 40 35 33.8 30 (ft/hr) 25 25.9 20 21.2 ROP 15 10 5 0 HWYH_940 HWYH_942 HWYH_990 6 © 2009 Baker Hughes Incorporated. All Rights Reserved. BAKER HUGHES

Opportunities and Strategies for Baker Hughes Ghawar drilling Pilot project to drill 145 wells south of Integrated Project Ghawar Field for 5 years Management Integrated Offerings Scope: fully manage the drilling Bundling / operations including rigs and 3rd party Flexible Services BHI to provide well engineering and Discrete Product wellsite supervision Offerings Includes Wireline Directional drilling / LWD Drill bits Fluids Pumping and stimulation Other 3rd parties Expected award towards year-end A step change in the marketplace with strong potential growth into gas BAKER HUGHES 7 © 2009 Baker Hughes Incorporated. All Rights Reserved.

Investments in KSA Dhahran Technology Center (DTC) Provides a focal point for solving the customer’s most critical needs today tomorrow Manufacturing centers Vanguard bits Oilfield chemicals blending plant Sand control screen manufacturing People Growing local content from 43% today to 75% by 2014 Technology Continue to work jointly with customers to assure alignment with client immediate and long-term needs 8 © 2009 Baker Hughes Incorporated. All BAKER HUGHES Rights Reserved.

Our Eastern Hemisphere Customer Base 9 © 2009 Baker Hughes Incorporated. All Rights BAKER HUGHES Reserved.

Saudi Arabia: A Growing Success Khaled Nouh President, Middle East September 17, 2009 BAKER HUGHES

Western Hemisphere Update Andy O’Donnell President, Western Hemisphere September 17, 2009

Western Hemisphere 2 © 2009 Baker Hughes Incorporated. All Rights Reserved.

Activity in the Western Hemisphere An extremely diverse and volatile market Rapidly changing markets in North America Significant changes in project complexity Market extremes in Latin America Our organization is aligned with opportunities Rig Count 3000 2500 2000 Canada 1500 Latin America 1000 US 500 0 3 © 2009 Baker Hughes Incorporated. All Rights Reserved.

Market Segment Diversity Conventional Oil shale Tight gas Shale gas Heavy oil Deepwater Coalbed methane Conventional Heavy oil Deepwater

Unconventional Hydrocarbons: North America Athabasca Horn Peace River River Cold Lake Elgin Basin East Coast Offshore Montny Bakken Williston Basin Horton Bluff Utica Unconventional Plays Dominate the Future Alaska Canada Heavy oil New view of tar sands New investments Slow to develop Significant forecasted production US Source: EIA 5 © 2009 Baker Hughes Incorporated. All Rights Reserved.

Unconventional Hydrocarbons: North America Appalachian Basin Wood River Basin Denver Basin Anadarko Basin Permian Basin Texas/Louisiana/ Mississippi Basin Unconventional Plays Dominate the Future Prioritize basins React to different customer Focus on unconventional needs solutions (shale oil/gas) Capitalize on decent gas economics US Source: EIA 6 © 2009 Baker Hughes Incorporated. All Rights Reserved.

Flexible Offerings and New Distribution: Mexico NORTH REGION: Natural gas traditional, integrated contracts International operators: Multiple service contracts MEXICALI: Geothermal REYNOSA: Burgos POZA RICA: Chicontepec, ATC DEEP WATER: Natural gas and heavy oil/potential IS contracts NORTHEAST MARINE REGION:Light, medium and heavy crude oil; traditional contracts SOUTHWEST MARINE REGION: Light, SOUTH REGION: Natural gas and light, medium crude oil medium, heavy crude oil; Traditional contracts Traditional and integrated contracts New Ways of Doing Business Are Essential Rush to replace Cantarell Building presence in major areas Building good brand and capabilities through subcontracting for local through ALMA offshore project leads

Deepwater: Gulf of Mexico and Brazil Deepwater Offers Long-Term Growth Large geographical growth Extremely complex technically and logistically Miocene Trend Lower Tertiary Deeper and more challenging Trend Emerging Abyssal reservoirs Plain Play Evolving completion challenges Focus on Sub-salt Miocene Emerging lower tertiary Espirito Basin Campos Basin Santos Basin

Investing in Facilities


Manaus Warehouse
Mossoro Warehouse
Aracaju Warehouse
Brazil
Catu Warehouse Offices
Santos Tech Support Offices
Vitoria Warehouse Shared Offices
Rio de Janeiro – Offices Niteroi: Fluids Plant
Macae Warehouse, Operations Repair, Maintenance Library


Rio de Janeiro Technology Center


NORTH REGION: MEXICALI Warehouse
Mexico
NORTH REGION: REYNOSA Operations Base
NORTH REGION: POZA RICA Operations Base
DEEP WATER: Natural gas and heavy oil/potential IS contracts
MARINE REGION:DOS BOCAS Operations Base and Offices
MARINE REGION: CIUDAD DEL CARMEN Operations Base and Offices
SOUTH REGION: VILLAHERMOSA Operations Base and Offices

9 | © 2009 Baker Hughes Incorporated. All Rights Reserved.

BAKER HUGHES

Investing in Technology Focused on maximizing reservoir performance and reducing risks Our solution-driven approach to resource technology challenges Deepwater Unconventional resources Flexible offerings 10 © 2009 Baker Hughes Incorporated. All Rights Reserved.

Investing in People Organization is Aligned With Market Realities Flexible model for customer interface Very granular look at markets Development of new offerings Realignment with North America market Focused retention Training and planning for the cycle 11 © 2009 Baker Hughes Incorporated. All Rights Reserved.

Tracking Our Progress Product Portfolio Dashboard Product Lines Objective D&E Operational Effectiveness DashboardHCC BPC CTL BHDF NPR-% Rev NPR — % RD ROC NPR-% Rev NPR — % RD ROC NPR-% Rev NPR — % RD ROC NPR-% Rev NPR — % RD ROC NPR-% Rev NPR — % RD January PEOPLE DIVERSITY QUALITY DELIVERY INVENTORY COST February Certified Support March Black Sucsn. Team II Financial Dashboard Cust. % ON- DAYS Landed Cost % April Belts Planning Ready Female A/A COPQ Cmplnt TIME LATE TURNS $$ Freight Cost Revenue May GOLD Revenue Profit Margin Market Share RONCE/BVA EPS June STANDARD July Hemisphere Hemisphere Hemisphere Hemisphere BHI August January Customer Intimacy Dashboard September February East East East East East East East East East October March Objective Share Gain November April Geomarket December January May Eastern Hemisphere Western Hemisphere February Status June Objective Europe Russia/Casp Africa Mid East Asia-Pac Canada US Land GOM LA March July January August April February September May March October June April November July May December August June September July Status August October November September December October November December Status Status

Western Hemisphere Update Andy O’Donnell President, Western Hemisphere September 17, 2009

Advancing Reservoir Performance Brazil: A Market Highlight Mauricio Figueiredo Vice President, Brazil September 17, 2009

Brazil: The Market Current reserves at 14 billion barrels Pre-salt additional reserves expected over 30 billion barrels Offshore activity growth at 8-10 rigs/year Reaching 50 rigs by 2010 Growth driven by pre-salt Current production at 2,065m boed (1,760 oil) 90% production offshore 40% heavy oil 294,000 Km2 exploratory area Petrobras has 153,000 2 © 2009 Baker Hughes Incorporated. All Rights Reserved.

Pre-Salt Projects: Perfect Fit for Baker Hughes


Abrolhos Volcanics
Brazil
Petrobras Concessions
Other Companies Concessions
Oil Fields discovered until 1984
Oil Fields discovered 1985/2001
Oil Fields discovered 2002/2005
Discoveries in Evaluation
GAs & Light Oil
Producible Heavy Oil
Espirito Santo Basin
Producible Heavy Oil
Caxareu & Pirambu
Gas & Light Oil
Gas & Light Oil
Campos Basin
TUPI
BM-S-11
Gas
Light Oil & Gas
Santos Basin
Gas
São Paulo Plateau
Expanding the Frontiers of the Campos Basin Oil Province

- Highly demanding wells
  - AutoTrak™, TruTrak™, Co-Pilot™, LWD technologies: MagTrak™, SoundTrak™, AziTrak™, TesTrak™, BCPM II
  - Macae BEACON center
  - Environmental fluids/HTHP
- Complex reservoirs
  - Intelligent well systems
  - Multi-lateral systems
  - High tech sand control
  - Subsea completions
  - Flow assurance
  - Special materials

3 © 2009 Baker Hughes Incorporated. All Rights Reserved.

Baker Hughes Differentiators in Deepwater Sophisticated Technology for Complex Wells Data Analysis Understanding Customer Needs Implementing Optimized Solution Optimal Drilling System Baker Hughes Fit-for-Purpose Focus Application Focus on Execution by Real-Time Monitoring Real-time analysis and 4 © 2009 Baker Hughes Incorporated. All Rights Reserved.

Baker Hughes Differentiators in Deepwater Geomechanical Model Build a geomechanical model Define instability factors Real-Time Analysis and Decisions Update geomechanical model based on LWD information Monitor to prevent non-productive time Optimize drilling efficiency Minimize risk of fishing activities 5 © 2009 Baker Hughes Incorporated. All Rights Reserved.

Performance Drilling at Tupi Saved 17 days using Days vs Depth Baker Hughes 3000 AutoTrak Offset 3500 Actual TruTrak BHI Plan CoPilot 4000 Quantec PDC Bit 4500 Depth BHI currently drilling 5000 two other wells at 5500 Tupi Field 6000 6500 0 15 30 45 60 75 90 105 120 135 Days

Strategy for Deepwater in Brazil Keep Focus on High-end Projects Deliver lowest OPEX solutions Expand BEACON center at Macae Expand Baker Hughes’ leadership Remotely support operations andin pre-salt keep performance differentiation Leverage strong positions in Jointly develop technologies with drilling, real-time information, drill Petrobras and universities at Rio bits and completion systems Technology Center Ensure the successful implementation Expand local content of the recommended solutions 7 © 2009 Baker Hughes Incorporated. All Rights Reserved.

Advancing Reservoir Performance Brazil: A Market Highlight Mauricio Figueiredo Vice President, Brazil September 17, 2009

Optimizing the Product Portfolio Derek Mathieson President, Products and Technology September 17, 2009 BAKER HUGHES

The Strategic Framework 2 © 2009 Baker Hughes Incorporated. All Rights Reserved. BAKER HUGHES

The Role of Products and Technology 3 © 2009 Baker Hughes Incorporated. All Rights Reserved. BAKER HUGHES

Linking Markets and Technology



Baker Hughes Consultancy, Project Management, Knowledge Management
Market Solutions Focused Model
Integrated Operations
Production Optimization
Water Management
Gas well deliquification
Remote Operations
D&C Solutions (includes: ERD, CWD, one-trip)
Regional Technology Centers Beacon Centers
Market Segmentation Focused Model
Conventional Hydrocarbons (includes: oil and gas dry tree, sour gas, mature fields, EOR)
Deepwater (includes: deepwater, subsea, pre-salt, sub-salt)
Unconventional Gas (includes: Shale plays, Tight Gas, CBM)
Unconventional Oil (includes: Heavy Oil, Oil/Tar Sands, Coal to Liquids)
HPHT & Geothermal
Carbon Capture and Sequestration
Baker Hughes Product Lines and Technology
Drilling & Evaluation
Drilling Fluids
Drill Bits
Completions
Artificial Lift
Production Chemicals
Required Core Competencies
Engineered Materials
Complex Fluids
HT electronics
Modeling & simulation
Reservoir & Geoscience
Reliability
Baker Hughes Science & Technology Centers
Academia & External Technology

- Market segmentation to organize distinct technology capabilities by application
- Solution segmentation to combine and integrate technologies into workflow
- Strengthen strategy for core competency development
- Role of global and regional technology centers

4 © 2009 Baker Hughes Incorporated. All Rights Reserved.

Across the Spectrum of Technology Market Segment Core Research Technologies Needs High Volume, Cost-effective 5 © 2009 Baker Hughes Incorporated. All Rights Reserved. BAKER HUGHES

Across the Spectrum of Distribution Channels Shift in the marketplace Building capabilities Selectively entering markets Integrated Project Integrated Management Offerings Bundling / Flexible Services Discrete Product Offerings 6 © 2009 Baker Hughes Incorporated. All Rights Reserved. BAKER HUGHES

Lifecycle Management BHOS: Update Design Lessons Learned Documentation Design Set R(t) Requirements Models/Methods Execute New Design Documentation “PDM” DFR Provide Latest Models to R&M Teams Validate/Update Product Life “Manage Part Lives” Management New Products Analytic Models Update Remaining System Life of Each Serialized Part Collect Operating and Commercial ReliaSoft’s Weibull++ 6.0 — www.Weibull.com 7221 Combustion Liner Weibay es (BETA = 2) Weibull 6.0 3.0 2.0 1.6 1.4 1.2 1.0 0.9 0.8 0.7 0.6 0.5 Operation 99.90 Time-To-Failure Data Weibull Tour 1 W1 MLE — SRM MED MaPS/FA F=1 / S=229 90.00 ’s, ’s Tour 2 W1 MLE — SRM MED F=0 / S=155 Tour 3 50.00 W1 MLE - SRM MED F=0 / S=84 F(t) Tour 4 Empirical Maintenance/ Unreliability, W1 MLE — SRM MED F=0 / S=69 Tour 5 W1 MLE — SRM MED 10.00 F=0 / S=21 5.00 Inspection BJ Bryan Life Models GEPS Reliability Engineering 03/27/2002 20:34 1.00 1000.00 10000.00 100000.00 1000000.00 Service Time (Fired Hrs) 7 © 2009 Baker Hughes Incorporated. All Rights Reserved. BAKER HUGHES

Critical Research Complex Fluids Nano Technology High Temperature Electronics Materials Modeling and Simulations 8 © 2009 Baker Hughes Incorporated. All Rights Reserved. BAKER HUGHES

Technology Globalization 9 © 2009 Baker Hughes Incorporated. All Rights Reserved. BAKER HUGHES

Tracking Our Progress Operational Effectiveness Dashboard PEOPLE DIVERSITY QUALITY DELIVERY INVENTORY COST Certified Support Black Sucsn. TeamCustomer Intimacy Dashboard II Cust. % ON- DAYS Landed Cost % Belts Planning Ready Female A/A COPQ Cmplnt TIME LATE TURNS $$ Freight Cost Revenue GOLD Share Gain STANDARD Geomarket January Eastern Hemisphere Financial Dashboard Western Hemisphere February Objective Europe Russia/Casp Africa Mid East Asia-Pac Canada US Land GOM LA March Revenue Profit Margin Market Share RONCE/BVA EPS January April Hemisphere Product Portfolio Dashboard Hemisphere Hemisphere Hemisphere BHI May February East East East East East East East East East June March Product Lines April Objective July August May January Objective D&E HCC BPC CTL BHDF BOT September June February NPR-% Rev NPR — % RD ROC NPR-% Rev NPR — % RD ROC NPR-% Rev NPR — % RD ROC NPR-% Rev NPR — % RD ROC NPR-% Rev NPR — % RD ROC NPR-% Rev NPR — % RD ROC October July March January November August April February December September March May October April June Status November May December July June August July Status September August October September November October December November December Status Status BAKER HUGHES

Optimizing the Product Portfolio Derek Mathieson President, Products and Technology September 17, 2009 BAKER HUGHES

advancing reservoir performance The Celle Technology Center CTC Johannes Witte Baker Hughes

History of Baker Hughes in Celle Germany: Christensen Diamond Products Christensen Diamond Products GmbH founded some 50 years ago (1957) Several changes during the following decades Acquired by in 1991 Baker Hughes

History of Baker Hughes in Celle, Germany: Why the Location Celle? “Little Texas” in 1934 Baker Hughes

History of Baker Hughes in Celle Germany: The Plan in 2007/08: Set Up of a First in Class D&E Center The Plan for Expansion Planned Location
Ground Breaking Ceremony with Minister of Lower Saxony, March 2008 Baker Hughes

Celle Technology Center CTC The Result as of Today (Sept. 2009) 1200 Employees on Location · 340 engineering · 35 PHD · 250 advanced engineering degree (Dipl.-Ing.) · 15 Student Interns · 60 apprentices ·800 manufacturing / repair and maintenance Baker Hughes

The Celle Technology Center CTC The Technical Skill Set in the CTC · Engineering – Mechanical – Materials – Electrical · Hardware · Embedded software – Systems – Manufacturing – Application – Reliability · Science – Finite element analyses – Dynamics – Signal processing – Data compression – Physics – Sensor physics – Geosciences – Acoustics – Nuclear – Electric/EM

The Celle Technology Center CTC The Research & Development Network · Customers Projects – Europe – North America – South America – Middle East · Government Organizations – Department of Energy (US) – Niedersachsen State Government – German Federal Government – European Union · Universities/Research Institutes – – Germany – EU – US Baker Hughes

The Celle Technology Center CTC The Intellectual Cluster with Universities Additional National & International Universities Göttingen University (150 km) Baker Hughes

The Celle Technology Center CTC

The Geothermal Research Initiative



Baker Hughes CTC
Reliability
Materials
Electronics
Economics
Education/Training
State Innovation Funds
State Capex Funds
State University Joint Research
German Federal Government
Niedersachsen State Gvt.

The Celle Technology Center CTC The Plan: Celle Drilling Research & Simulation Center 100% Government 50% Government 100% Government Baker Hughes

The Celle Technology Center CTC 11 Highlights of Products Developed in Celle 1. Best in Class (most reliable) Downhole Motors since 1980 2. First in the Industry PDC Bit in 1982 (Cooperation with Shell) 3. First in the Industry Navigational Drilling in 1984 (Cooperation with Shell) 4. First in the Industry Motor-Horizontal Drilling in 1985 (Cooperation with ARCO) 5. First in the Industry Automated Vertical Drilling System in 1992 (Cooperation with Gov. , KTB) 6. First in the Industry Rotary Steerable Drilling in 1995 (Cooperation with Eni-AGIP) 7. Best in Class (most precise) Formation Pressure Testing Tool in 2002 8. Best in Class (fastest) Mud Pulse Telemetry System 2003 9. Best in Class Magnetic Resonance Tool in 2005
10. Best in Class (most accurate) Vertical Seismic Profiling Tool in 2008 11. Smallest Magnetic Resonance Tool (4 3/4”) in 2009 (Cooperation with Saudi Aramco) slim hole
Baker Hughes

The Celle Technology Center CTC High-End Drilling with Products Developed in Celle Near Bit
Direction Resistivity Drilling Dynamics Mod Stab Directional, Gamma, VSS, Pressure, MP-Resistivity,.. AutoTrak ZoneTrak CoPilot OnTrak Data Transmission, Power Borehole Imaging Caliper, Density Neutron Porosity BCPM StarTrak ORD LithoTrak CCN Formation Pressure, Mobility Accoustic Properties TesTrak SoundTrak Magnetic Resonance Checkshot Times, Reflection Detection MagTrak SWD Baker Hughes

The Tour 1. Engineering Laboratories 2. Tool Manufacturing 3. New Tool Assembly 4. Repair and Maintenance 5. Flow Loop Testing 6. 4.3/4” BHA and Labs Campus Area: 186.000 m 2 / 2,000,000 ft [2]

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. Baker Hughes and BJ Services Advancing Reservoir Performance Chad Deaton President, CEO and Chairman September 17, 2009

Adding BJ Services Strengthens our Portfolio (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 3 Advances our capabilities in the reservoir Creates critical mass in strategically key markets Growth opportunities in: International Integrated operations Deepwater Shale

Examples of International Opportunities Brazil Deepwater pressure pumping paired with BHI deepwater DD/LWD and fluids Russia Caspian BHI critical mass provides additional opportunity West Africa Deepwater pressure pumping North Sea BJS benefits from BHI presence Asia Pacific BHI benefits from BJS' presence Saudi Arabia IO opportunities Mexico IO opportunities (land and offshore) North Africa Building on mutual strengths 5

BJS Strengthens Our Integrated Operations National Oil Companies account for a growing share of E&P capital expenditures and are shifting towards the integrated project model that incorporates pressure pumping Baker Hughes adds to its critical mass of products, scale and international presence that are required of top-tier competitors for complex integrated projects We have partnered with BJ Services on many new integrated bids Acquiring BJ Services' pressure pumping capabilities increases the competitiveness of Baker Hughes and creates efficiencies 7

Pressure Pumping is Key in Deepwater Projects Most deepwater projects call for fracturing, cementing and completion services Combined company has a large deepwater fracturing presence 10 stimulation vessels Ultra-deep GoM stimulation vessel to be delivered in late 2009 (Blue Dolphin) Offshore cementing business is a BJ Services strength Seahawk cementing units Strong cementing market share on new builds Deepwater Rigs1 1Source: Rigzone 9

Pressure Pumping Key to Frac-Intensive Shales Unconventional shales are the most significant opportunity in North America BJ Services is a leader in strategically crucial shale fracturing technology in the North American market Multi-zone completion technology (vertical integration) Experienced operating personnel, efficient capacity 11 11 Selected Shale Plays and BJS Operating Bases "Unconventional" technologies to tap shale ALL depend on pressure pumping

Formation Evaluation Synergies Baker Hughes can expand BJ Services reservoir analysis capabilities with dedicated measurements including FLEX/Rockview, FracExplorer, and RPM Gasview BJ Services extends the frac analysis capabilities of our Reservoir Technology and Consulting Group Measurement of gas in place in the Barnett Shale Real-time measurement of a hydraulic frac in progress

Integrating BJ Services and Baker Hughes Few overlaps, complementary products and services Baker Hughes has partnered with BJ Services' pressure pumping on several major projects Compatible cultures To ensure smooth operations, BJ Services will be integrated over time into our geographic organization at a managed pace 15

Exiting the Downturn A Stronger Company Improve Customer Intimacy Geographic organization People strategy - added key executives Achieve Operational Effectiveness Reducing the size of our workforce Efficiencies in shared services organizations Closed and consolidated facilities Supply chain Information technology Optimize the Product Portfolio Reservoir Technology and Consulting Group BHI / BJS merger 17